



05039597

SECUﾉﾟﾉﾉﾉﾉ AﾉﾉﾉﾉﾉEXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2004</u> AND ENDING <u>December 31, 2004</u>
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hancock Financial, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>1563 Virginia Way</u>
                        (No. and Street)

<u>La Jolla</u>   <u>CA</u>   <u>92037-3836</u>
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<u>James P. Hancock</u>   <u>858-459-3635</u>
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>Culver, Harold Lee</u>
                    (Name – *if individual, state last, first, middle name*)

<u>3517 Camino Del Rio So., Ste. 303, San Diego, CA</u>   <u>92108</u>
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E APR 04 2005
THOMSON FINANCIAL

MAIL RECEIVED PROCESSING MAR 2005 WASH. D.C. SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __James P. Hancock__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hancock Financial, Inc.__ , as of __December 31__ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NO EXCEPTIONS__

ANITA WOOD
Commission # 1442015
Notary Public - California
San Diego County
My Comm. Expires Oct 24, 2007

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HANCOCK FINANCIAL, INC.

December 31, 2004

H. L. MIKE CULVER
CERTIFIED PUBLIC ACCOUNTANT
A PROFESSIONAL CORPORATION
3517 CAMINO DEL RIO SOUTH, SUITE 303
SAN DIEGO, CA 92108
(619) 282-9033

H. L. MIKE CULVER
Certified Public Accountant
3517 Camino del Rio South, Suite 303
San Diego, CA 92108
(619) 282-9033

Member of California Society
of Certified Public Accountants

February 23, 2004

To the Board of Directors
and Stockholders of
Hancock Financial, Inc.

I have audited the accompanying balance sheet and the related
statements of operations and of changes in stockholders' equity
and statement of cash flows of Hancock Financial, Inc. at
December 31, 2004 and for the year then ended. These financial
statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial
statements based on my audit.

I conducted my audit in accordance with generally accepted
auditing standards. These standards require that I plan and
perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement. An
audit also includes assessing the accounting principles and
significant estimates made by management, as well as evaluating
the overall financial statement presentation. I believe that my
audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of
Hancock Financial, Inc., as of December 31, 2004 and the results
of its operations and its changes in cash flows for the year then
ended in conformity with generally accepted accounting
principles.

My examination was made for the purpose of forming an opinion on
the basic financial statements, taken as a whole. The
information contained in Supplementary Schedules I, II and III is
presented for purposes of additional analysis and is not a
required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 of the
Securities and Exchange Commission. Such information has been
subjected to the auditing procedures applied in the examination
of the basic financial states and, in my opinion, is fairly
stated in all material respects in relation to the basic
financial statements taken as a whole.

H.L Mike Culver,
Certified Public Accountant

HANCOCK FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT ASSETS
    Cash   1,187
    Due From Correspondents   6,847
    Marketable Securities   12,274
    TOTAL CURRENT ASSETS   20,308

FIXED ASSETS
    Auto & Equipment at Cost, Less
    Accumulated Depreciation of $20,893   13,408

OTHER ASSETS
    Organization Cost - Net of
    Amortization of $3,000.   -
    Deposit   10,359
    TOTAL OTHER ASSETS   10,359

    TOTAL ASSETS   44,075

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES
    Commissions Payable   3,292
    Professionl Fees Payable   2,650
    Accrued Payroll Taxes   149
    Loan - Shareholder   869
    TOTAL LIABILITIES   6,960

STOCKHOLDERS' EQUITY
    Capital Stock   10,000
    Additional Paid-in Capital   30,180
    Retained Deficit   (3,065)
    TOTAL STOCKHOLDERS' EQUITY   37,115

    TOTAL LIABILITIES & STOCKHOLDERS EQUITY   44,075

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES

Commissions	75,945
Other	1,543
Interest & Dividends	160
Loss on Trades	(2,465)
TOTAL REVENUES	75,183

EXPENSES

Salaries	44,991
Assessments & Fees	710
Administrative	1,635
Auto	745
Bank Charges	164
Depreciation	1,709
Dues & Fees	570
Education	20
Entertainment	3,902
Insurance	1,445
Interest	63
Legal & Professional	4,150
Licenses & Permits	579
Miscellaneous	(15)
Office	2,329
Publications & Subscriptions	220
Quote Service	5,671
Repairs & Maintenance	710
Tax - Payroll	3,489
Tax - Corporate	2,364
Telephone	1,515
TOTAL EXPENSES	76,966
NET LOSS FOR YEAR	(1,783)

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED DEFICIT
Balances, December 31, 2003	10,000	30,180	(1,282)
Additional Contributions			
Net Loss for Year			(1,783)
Balances, December 31, 2004	10,000	30,180	(3,065)

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss for the Year (1,783)

ADD (DEDUCT) ADJUSTMENTS TO RECONCILE NET

INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Amortization & Depreciation	1,709
Correspondent Receivables	(2,637)
Marketable Securities	(6,468)
Deposits	(81)
Accounts Payable & Accruals	6,015
Auto Loan Payments	(3,137)
Prepaid Expenses	98

NET CASH PROVIDED BY OPERATIONS (6,284)

NET DECREASE IN CASH (6,284)

CASH BALANCE, BEGINNING OF YEAR 7,471

CASH BALANCE, END OF YEAR 1,187

The Accompanying Notes are an
Integral Part of these Financial Statements

1. Description of the Company and Significant Accounting
    Policies.

    Revenue Recognition
    Commission Income is recorded on a Trade Date Basis.

2. Net Capital Requirements
    The company is subject to the Securities and Exchange
    Commission uniform net capital Rule 15c3-1(a)(2) which
    requires that the minimum net capital be the greater of
    $5,000 or 6 2/3 percent of the aggregate indebtedness
    to net capital, as defined. At December 31, 2004, the
    company had net capital of $19,667 and its ratio of
    aggregate indebtedness to net capital was .354 to one.

HANCOCK FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER
SEC RULE 15c3-1
December 31, 2004

SUPPLEMENTARY
SCHEDULE I

Total Stockholders Equity		37,115
Less: Non-Allowable Assets		
Organization Costs	-	
Other	358	
Fixed Assets	13,408	13,766
Net Capital Before Haircuts on Securities Positions		23,349
Less: Haircuts on Securities		3,682
Net Capital under Sec Rule 15c3-1		19,667

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER SEC RULE 15c-1
December 31, 2004

SUPPLEMENTARY
SCHEDULE II

Net Capital under Sec Rule 15c3-1	19,667
Minimum Net Capital Required	5,000
Excess Net Capital	14,667
Total Aggregate Indebtedness	6,960
Percentage of Aggregate Indebtedness to Net Capital	35.4%

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2004

SUPPLEMENTARY
SCHEDULE III

Net Capital as Amended	19,667
Net Capital as Reported on Supplementary Schedule II	19,667

The Accompanying Notes are an
Integral Part of these Financial Statements

February 23, 2005

SUPPLEMENTARY REPORT OF INDEPENDENT
ACCOUNTANTS UNDER SEC RULE a-5 (g) (1)

To the Board of Directors
and Shareholders of
Hancock Financial, Inc.

I have examined the financial statements of Hancock Financial,
Inc. (the Company) for the year ended December 31, 2004, and
have issued my report thereon dated February 23, 2005. As part
of my examination, I made a study and evaluation of the Company's
system of internal accounting control to the extent I considered
necessary to evaluate the system as required by generally
accepted auditing standards. The purpose of my study and
evaluation, which included obtaining an understanding of the
accounting system, was to determine the nature, timing, and
extent of the auditing procedures necessary for expressing an
opinion on the financial statements.

Also, as required by Rule a-5 (g) (1) of the Securities and
Exchange Commission, I have made a study of the practices and
procedures followed by the Company, that I considered relevant to
the objectives stated in Rule a-5 (g), in making the periodic
computations of aggregate indebtedness and net capital compliance
with the exemptive provisions of Rule 15c3-3. I did not review
the practices and procedures followed by the Company (i) in
making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences
required by Rule a-13; (ii) in complying with the requirements
for prompt payment for securities of Section 4 (c) of the
Regulation T of the Board of Governors of the Federal Reserve
System; and (iii) in obtaining and maintaining physical
possession or control of all fully paid and excess margin
securities of customers as required by Rule 15c3-3, because the
Company does not carry security accounts for customers or perform
custodial functions relating to customer securities per SEC Rule
15c3-3(k)(iii).

The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the
practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and
related costs of control procedures and of the practices and
procedures referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to achieve
the Commission's above-mentioned objectives. The objectives of a

system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures, or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Hancock Financial Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish those objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

H.L Mike Culver,
Certified Public Accountant